Exhibit 99.3

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2011. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30 June 2011
(000)
Share capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of £100 each	75
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	100
Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000
Preference shares - issued and fully paid shares of €100 each	240

£ million
Group shareholders’ equity
Called up share capital	2,402
Share premium account	12,092
Other reserves	828
Other shareholders’ funds	1,195
Retained earnings	42,650

Shareholders’ equity excluding non-controlling interests	59,167
Non-controlling interests	3,354

Total shareholders’ equity	62,521

Group indebtedness(1)
Subordinated liabilities(2)	26,786
Debt securities in issue(3)	144,871

Total indebtedness(3)	171,657

Total capitalisation and indebtedness(3)	234,178

Group contingent liabilities
Securities lending arrangements	32,977
Guarantees and letters of credit pledged as collateral security	12,886
Performance guarantees, acceptances and endorsements	9,257

Total contingent liabilities	55,120

Documentary credits and other short-term trade related transactions	1,392
Standby facilities, credit lines and other commitments	232,624

1.	“Group indebtedness” includes interest accrued as at 30 June 2011 in accordance with International Financial Reporting Standards
2.	On 8 July 2011, Barclays Bank PLC €250,000,000 5.25% Subordinated Notes due 2011 matured
3.	In addition to this there were £72,934 million of debt securities in issue accounted on a fair value basis as at 30 June 2011. At 30 September 2011 this amounted to £68,376m

Barclays PLC	1